FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 28, 2006

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Suite 100 – 1255 West Pender Street

Vancouver, B.C. Canada V6E 2V1

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

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 EXHIBITS

Exhibit 99.1

Press Release dated July 28, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: July 28, 2006

Exhibit 99.1.

Symbols: LVH .TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH .Berlin & Frankfurt Stock Exchanges

July 28, 2006

Las Vegas From Home.com Entertainment Inc. to explore various strategic alternatives to maximize shareholder value.

Vancouver, British Columbia, July 28, 2006 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) wishes to announce that LVFH has determined that it will explore various strategic alternatives to maximize shareholder value, including without limitation, the potential sale of all or portions of the Company's operations.

GMP Securities L.P. has been engaged to assist the Company with regards to its various strategic alternatives.

President & CEO, Jake Kalpakian states, “This process is designed to try and deliver maximum value to the shareholders of the Company while at the same time positioning the Company to take advantage of other opportunities“.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

Forward Looking Statements

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.